SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934

China Distance Education Holdings Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

16944W104
(CUSIP Number)

Suite 6211-12, 62nd Floor, The Center,
99 Queen's Road, Central, Hong Kong
Attention: Gabriel Li
Telephone: +852 2115-8810
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 2, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box R.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia III, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
13,494,910
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
13,494,910
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,494,910
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.45% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
PN

CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Co-Investment Limited
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
OO
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
417,439
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
417,439
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
417,439
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.29% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
CO
?
CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
OAIII Holdings, L.P.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
N/A
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
13,494,910*
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
13,494,910*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,494,439*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.45% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
HC
* Represents 13,494,910 ordinary shares held by Orchid Asia III, L.P..?
CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Group Management, Limited
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
N/A
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
13,912,345*
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
13,912,345*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,912,345*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.75% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
HC
* Represents 13,494,910 ordinary shares held by Orchid Asia III, L.P., and 417,439 ordinary shares held by Orchid Asia Co-Investment Limited.?
CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Orchid Asia Group, Limited
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
N/A
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
13,912,345*
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
13,912,345*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,912,345*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.75% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
HC
* Represents 13,494,910 ordinary shares held by Orchid Asia III, L.P., and 417,439 ordinary shares held by Orchid Asia Co-Investment Limited.?
CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
YM Investment Limited
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
N/A
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
29,362,153*
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
29,362,153*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,362,153*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.57% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
HC
* Includes 13,494,910 ordinary shares held by Orchid Asia III, L.P., and 417,439 ordinary shares held by Orchid Asia Co-Investment Limited
?
CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Managecorp Limited
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
N/A
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
29,362,153*
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
29,362,153*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,362,153*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.57% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
HC
_______________
* Represents 15,449,804 ordinary shares held in the form of ADS by YM Investment Limited, 13,494,910 ordinary shares held by Orchid Asia III, L.P., and 417,439 ordinary shares held by Orchid Asia Co-Investment Limited.?
CUSIP No. 16944W104
(1) NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
Lam Lai Ming
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a)
(b)
(3) SEC USE ONLY

(4) SOURCE OF FUNDS
N/A
(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
(6) CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With (7) SOLE VOTING POWER
None
 (8) SHARED VOTING POWER
29,362,153*
 (9) SOLE DISPOSITIVE POWER
None
 (10) SHARED DISPOSITIVE POWER
29,362,153*
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,362,153*
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.57% (based on 142,747,045 shares outstanding on June 30, 2014))
(14) TYPE OF REPORTING PERSON
IN
_______________
* Represents 15,449,804 ordinary shares held in the form of ADS by YM Investment Limited, 13,494,910 ordinary shares held by Orchid Asia III, L.P., and 417,439 ordinary shares held by Orchid Asia Co-Investment Limited.?
Item 1. Security and Issuer.
This Statement on Schedule 13D (this Statement") relates to the Schedule 13G previously filed on February 12, 2014 (the "Schedule 13G") with respect to the ordinary shares of China Distance Education Holdings Limited (the "Issuer"), whose principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing 100083, China.

As reported on the Schedule 13G of February 12, 2014, the Reporting Persons (as defined below) collectively owned an aggregate of 19.99% of the outstanding ordinary shares of the Issuer.  As a result of open market purchases described in Item 3 below, the Reporting Persons currently own more than 20% of the outstanding ordinary shares of the Issuer and therefore is filing this Statement.

Item 2.  Identify and Background.
(a)  This is being jointly filed by the following persons (collectively, the "Reporting Persons" and each a "Reporting Person"):
(i)  Orchid Asia III, L.P., a Cayman Islands exempted limited partnership;
(ii)  Orchid Asia Co-Investment Limited, a British Virgin Islands company;
(iii)  OAIII Holdings, L.P., a Cayman Islands exempted limited partnership;
(iv) Orchid Asia Group Management, Ltd., a Cayman Islands exempted company;
(v)  Orchid Asia Group, Limited, a Cayman Islands exempted company;
(vi)  YM Investment Limited, a British Virgin Islands company; (viii) Managecorp Limited, a British Virgin Islands company; and
(viii)  Ms. Lam Lai Ming, a citizen of Hong Kong.
The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.  This Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.  Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) Residence or Business Address:
The principal business office of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, OAIII Holdings, L.P., Orchid Asia Group Management, Ltd., Orchid Asia Group, Limited, YM Investment Limited is:
Suite 6211-12, 62nd Floor
The Center
99 Queen's Road
Central, Hong Kong

The principal business office of Managecorp Limited is:
Portcullis TrustNet Chambers
P.O. Box 3444, Road Town
Tortola, British Virgin Islands

The residential address of Ms. Lam Lai Ming is:
Flat A on 43 Floor of South Tower 8,
Resident Bel-Air, Island South, 3
8 Bel-Air Avenue, Hong Kong

(c)   Orchid Asia III, L.P. and Orchid Asia Co-Investment Limited are part of Orchid Asia Group, Limited, an investment complex that focuses on companies in Asia and China in particular.  OAIII Holdings, L.P. is the general partner of Orchid Asia III, L.P. Orchid Asia Group Management Ltd. is the general partner of OAIII Holdings, L.P. which is in turn a wholly-owned subsidiary of Orchid Asia Group, Limited.  Orchid Asia Group Management, Limited, is also the investment manager of Orchid Asia III, L.P.
YM Investment Limited is the controlling shareholder of Orchid Asia Group, Limited, and is wholly-owned by The Li 2007 Family Trust.  The Li 2007 Family Trust is a revocable trust established under the laws of the British Virgin Islands with Ms. Lam Lai Ming as the settlor, Managecorp as trustee and Ms. Lam Lai Ming and her family members the beneficiaries. YM Investment Limited is also controlling shareholder of Orchid Asia Co-Investment Limited.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The place of organization of Orchid Asia III, L.P., OAIII Holdings, L.P. Orchid Asia Group Management, Limited, and Orchid Asia Group, Limited is Cayman Islands.  The place of organization of Orchid Asia Co-Investment Limited, YM Investment Limited and Managecorp Limited is the British Virgin Islands.  The citizenship of Ms. Lam Lai Ming is Hong Kong.

Item 3.  Source and Amount of Funds or Other Considerations.
Since the filing of the Schedule 13G on February 12, 2014, the following transactions were undertaken by the Reporting Persons:
Between January 2014 to May 2014, YM Investment Limited acquired aggregate of 232,864 Ordinary Shares in form of 58,216 ADSs for aggregate consideration of $1,052,720 by cash on hand in open market.
Between June 2014 to August 2014, YM Investment Limited acquired aggregate of 2,038,316 Ordinary Shares in form of 509,534 ADSs for aggregate consideration of $8,195,315 by cash on hand in open market.
Item 4. Purpose of Transaction.
The Reporting Persons intend to review its investment on a regular basis, which review may be based on various factors, including the Issuer's business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.  Accordingly, each Reporting Person reserves the right to change its intentions, as it deems appropriate, and may at any time and from time to time, either alone or as part of a group, (i) acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise, or (iii) take any other available course of action which could involve one or more of the types of transactions or have one or more of the results that relate to or would result in any of the actions required to be reported herein.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons do, however, reserve the right in the future to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of Issuer.
(a) Each of the Reporting Persons' current ownership in the securities of the Issuer is set forth on the cover pages to this Statement and is incorporated by reference herein.  The ownership percentage appearing on such pages has been calculated based on 142,747,045 shares outstanding on June 30, 2014.  The information set forth and/or incorporated by reference in Items 2 is hereby incorporated by reference into this Item 6.
Orchid Asia III, L.P. beneficially owns  13,494,910  ordinary shares, which represents approximately 9.45% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.
Orchid Asia Co-Investment Limited beneficially owns 417,439 ordinary shares, which represents approximately 0.29% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act. OAIII Holdings, L.P. may be deemed to beneficially own 13,494,910 ordinary shares, which represents approximately 9.45% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.
Orchid Asia Group Management, Limited and Orchid Asia Group may be deemed to beneficially own 13,912,349 ordinary shares, which represents approximately 9.75% of the Issuer's outstanding shares calculated in accordance with the requirements of Rule 13d-3 under the Act.
Each of YM Investment Limited, Managecorp Limited and Lam Lai Ming, may be deemed to own an aggregate of 29,362,153 ordinary shares (including the 13,494,910 ordinary shares held by Orchid Asia III, L.P., and 417,439 ordinary shares held by Orchid Asia Co-Investment Limited), which constitutes approximately 20.57% of the Issuer's outstanding shares, calculated in accordance with Rule 13d-3 under the Act.
(b) The number of ordinary shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).
(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days.
(d) Under certain circumstances set forth in the limited partnership agreement, trust agreement, or the amended and restated articles of memorandum and association of each of Orchid Asia III, L.P., Orchid Asia Co-Investment Limited, Orchid Asia Group Management, Limited, Orchid Asia Group, Limited, YM Investment Limited and Managecorp Limited, the partners, shareholders or beneficiaries of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of the ordinary shares of the Issuer owned by each such entity of which they are a partner, shareholder or beneficiary. In addition, pursuant to the participation agreements between Orchid Asia Co-Investment Limited and Orchid Asia V, L.P. and Orchid Asia V Co-Investment Limited, such entities may participate in a portion of the dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by Orchid Asia Co-Investment Limited.
(e) Not applicable.
Item 6. Contracts, Arrangement, Understandings or Relationship With Respect to Securities of the Issuer.
The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.
Item 7. Material to Be Filed as Exhibits.
?
SIGNATURE
 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 2, 2014
Orchid Asia III, L.P.
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

OAIII Holdings, L.P.
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Authorized Signatory

Orchid Asia Group Management, Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia Co-Investment Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

Orchid Asia Group, Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

YM Investment Limited
By: /s/ Gabriel Li
Name: Gabriel Li
Title: Director

Managecorp Limited
By: /s/ Ronnie Summers
Name: Ronnie Summers
Title: Authorized Signatory

By: /s/ Lam Lai Ming
Name: Lam Lai Ming
Title: Settlor of The Li 2007 Family Trust